September 8, 2005

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Almost Family, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     Filed March 31, 2005
     File No. 1-09848

Dear Mr. Rosenberg;

The following responses are to the questions contained in your correspondence dated July 22, 2005 for the corporation and filing listed above.

The Company responded to SEC Comment #'s 1, 2(a-f), 3 and 4 in our response letter filed on August 26, 2005. This is our second response and addresses comments #5 and #6 of your July 22, 2005 correspondence related to our accounting for the Franklin Litigation and the Kentucky Transportation matters.

Sale of Adult Day Care Segment and Implications on Disclosures

Our first response dated August 26, 2005 included the following update:

On August 3, 2005, after receipt of your letter of comment and prior to the drafting of this response, the Company entered into a definitive agreement for the sale of its Adult Day Care (ADC) operating segment. The transaction is structured as a sale of all of the assets and substantially all of the liabilities of the ADC segment. It is expected to close on or about September 30, 2005. The segment is being sold for $13.6 million in cash plus assumption of approximately $1.5 million in capital lease obligations. The Company expects to report a gain on the transaction of between $5 million and $6 million.

The ADC segment is one of three operating segments the Company currently operates. It generated approximately 24% of the Company's revenues for the fiscal year ended December 31, 2004. Management plans to file, on Form 8-K following closing, the appropriate pro-forma financial information required for the sale of a significant segment of its business.

In the third quarter of 2005, the ADC segment will be reclassified to "discontinued operations" with the Company's two remaining segments as continuing operations. Given this significant change in the Company's business and the impact it has on management's view of the materiality of certain disclosures, management expects to significantly revise the disclosures made throughout the Form 10-K for the fiscal year ending December 31, 2005. Specifically, the absence of the ADC segment will increase the relative materiality of the other two operating segments, and management anticipates expanding its disclosures relating to those segments, particularly those relating to revenues and receivables in the VN segment.

SEC COMMENTS AND THE COMPANY'S RESPONSES

The Company responded to SEC Comment #'s 1, 2(a-f), 3 and 4 in our response letter filed on August 26, 2005

SEC Comment #5.:

Note 9. Commitments and Contingencies
Legal Proceedings

Please tell us why you believe a ruling in favor for the plaintiff in the Franklin litigation case would not require an accrual under SFAS 5.

Management's Response to SEC Comment #5.

Franklin Litigation

Case Facts

The following background information is important to understanding the basis of the Company's appeal of the trial court's disregard of the "good faith business judgment rule."

The genesis of this case dates back to a 1987 investment made by Franklin Capital Associates (Franklin), a Franklin, TN based venture capital fund with $200 million under management, in National Health Industries, Inc. (NHI). NHI, in 1987, was a Louisville KY based privately-held home care company operated by William B. Yarmuth (the Company's current CEO) and owned by Mr. Yarmuth and members of his family. In 1987 Franklin made a venture-capital investment of approximately $850,000 in NHI in return for preferred stock. Subsequently but before 1991, Franklin made a loan to NHI of approximately $500,000 in the form of subordinated convertible debt.

In December 1990, NHI proposed a merger with Senior Service Corporation, a small publicly traded provider of adult day care services based in Stamford CT. (Note that Senior Service Corporation, with its name later changed to Almost Family, Inc., is the registrant.) Franklin opposed the merger. Franklin would only agree to the merger if a) NHI repaid the debt at closing and b) the Company agreed to register the shares of the Company issued to the shareholders of NHI in exchange for their NHI shares.

The parties agreed to the following provision in the merger documents:

"The Company shall use its best efforts to register on Form S-3 the shares being issued in the merger ..."

Note that at this point Mr. Ken Hamlet was CEO of the Company and was directing the negotiations from the Company's perspective. Mr. Yarmuth was at this time the CEO of NHI and was on the same side of the contract negotiations as Franklin.

The opinion of the Company's counsel, drafted for the benefit of the NHI shareholders, which accompanied the closing documents explained that there was an issue with the use of Form S-3. Specifically, that absent a waiver from the SEC, the Company would not be entitled to the use of Form S-3 since the unavailability of audited financial statements of a subsidiary of NHI for two years (although one year was available) would not permit all required 1934 Act filings to be timely made. The opinion of counsel further explained that the Company would seek a waiver of financial statement requirement from the SEC in the form of a "no action" letter thus enabling the Company to fulfill its "S-3" contractual obligation.

The merger was consummated on February 5, 1991. The Company promptly on February 21, 1991 sought, in writing, the aforementioned waiver from the SEC. The SEC in writing by letter dated February 22, 1991 denied the waiver.

Immediately following the merger, the Company had consolidated revenues of approximately $21 million, an after-tax loss of approximately $5 million, and approximately $18 million of debt. At the time the Company's debt to equity ratio was 2:1. Mr. Yarmuth was named Chief Operating Officer, while the CEO of the Company was Mr. Ken Hamlet.

Some months later, the Company's headquarters were moved to Louisville, the executive officers of the Company resigned and the executive officers of NHI became the executive officers of the Company. Mr. Hamlet left the Company and Mr. Yarmuth became the CEO. The Company's name was changed to "Caretenders HealthCorp" and its stock symbol changed to CTND. "Caretenders" was long the trade name under which NHI's home health businesses operated. (Note that some years later, the Company's name and stock symbol were changed to the current "Almost Family, Inc." and AFAM.)

NHI's primary objectives in the merger were a) obtaining access to the public equity markets both to provide liquidity for shareholders and as a means of raising capital and b) acquiring the adult day care operations which were viewed as potentially synergistic with NHI's home health operations.

Immediately following the merger, the Company's management team was focused first and foremost on integrating the merged companies, turning the operating losses into operating profits and restructuring the Company's capital to reduce its debt load. This included the sale, for cash, of certain of the Company's business units in four separate transactions from 1991-1993.

Based on its request to the SEC for a waiver to use the Form S-3, the Company believed it had already met its "best efforts" contractual commitment to register "on Form S-3" the shares issued to the NHI shareholders. Nonetheless, the Company filed a registration statement on Form S-1 on March 20, 1992 attempting to register the shares so issued. Note that Mr. Yarmuth, (who along with all the former NHI shareholders including Franklin was holding un-registered shares of the Company) became CEO of the Company in March 1992.

The SEC comment letter responding to the initial Form S-1 contained 95 comments, the most significant of which related to the Company's financial viability and its debt load. The Company proceeded over the course of the next several months to respond to SEC comments and filed 5 amendments to the Form S-1 receiving and responding to a total of 206 SEC comments in the process.

The registration was ultimately declared effective in April 23, 1993. At the time the registration statement ultimately became effective, the Company had improved its operations to $36 million in revenue, positive operating income of $611,000 (a $6 million turn-around), reduced its debt load to $8 million and reduced its debt to equity ratio from 2:1 to 1:2.

Franklin began selling its shares as permitted under Rule 144 in February, 25 1993 and sold its last shares in December 27, 1995. Franklin's proceeds on its $750,000 investment were $1.2 million, for a total gain of about $500,000 over its holding period. On January 26, 1994, Franklin filed suit against the Company in Tennessee state court, alleging that the Company failed to use its "best efforts" to register the shares held by Franklin as expeditiously as possible and that Franklin suffered damages as a result of such failure.

Note that the venue chosen by Franklin was Williamson County, Tennessee. Williamson County Court is seated in the city of Franklin TN, the city in which Franklin is based and from which it takes its name. According to the US Census Bureau 2000 census, the population of Franklin TN in 2000 was about 40,000.

The first trial in this matter took place in February 2000. After several days presenting its case, the plaintiff rested. On the next morning of the trial, as the defendant was about to begin presenting its case, the plaintiff's counsel filed a motion with the court for the voluntary dismissal of the case without prejudice. Under Tennessee law, a plaintiff is permitted to do so and re-file its claim at a later date.

In 2001, Franklin re-filed its claim, again in Williamson County Court. A new judge was assigned to the case. Importantly, the judge had formerly been employed by the law firm representing the plaintiff. After serious consideration and consultation with its legal counsel, the Company decided not to ask the judge to recuse himself.

The second trial in this matter took place in February 2003. Following the bench trial, the judge found that the Company failed to fulfill its contractual commitment to use its "best efforts" in registering Franklin's shares. The judge in his ruling agreed with the testimony of plaintiff's "expert witness" that the standard for best efforts is "what a similarly situated competent company" should be able to accomplish. Thus the judge ruled that "best efforts" should be judged not by the "efforts" undertaken but by the results accomplished. The judge found un-compelling our arguments that the specific wording of the contract " to register on Form S-3..." actually limited the Company's commitment to a short-form S-3 registration commitment. Further, even absent the S-3 argument, the judge found un-compelling the Company's work in having the Form S-1, declared effective, including filing five amendments and clearing over 200 SEC comments, as evidence of the Company's use of its best efforts to register the shares.

Regarding damages, the judge found that Franklin was entitled to the all-time single day high share price during the period starting with the earliest date the judge found the shares should have been registered and ending with the date of Franklin's last sale of stock. The judge recognized the need for a "block discount" to be applied due to the relatively large block owned by Franklin and the effect such a large single day trade would likely have on the share price. The judge found that the appropriate discount to market should be 25% but then erred in the calculation of damages. Assuming the judge was correct in choosing the all-time single day high share price, in calculating the damages the judge should have applied the 25% discount to this share price, multiplied by the number of shares sold, to determine the gross proceeds; Franklin's actual proceeds would then be subtracted from these theoretical gross proceeds to measure the damages. Instead, the judge calculated the gross proceeds by simply multiplying the all time single day high share price by the number of shares sold, subtracted the actual proceeds from these gross proceeds, and then applied the 25% discount to the spread between the gross and the actual proceeds. This calculation is not the appropriate manner to calculate a discount and had the distorting effect of overstating the finding of damages by approximately one-third.

Following the judge's ruling, the Company filed a request for reconsideration on a number of matters including:
a) the judge's disregard of the "good faith business judgment rule," which permits companies to use management's good faith business judgment to prioritize its tasks, obligations and fiduciary duties when fulfilling a "best efforts" commitment. In fact, absent such consideration the concept of "best efforts" would be meaningless.

b)       The judge's mathematical error in the calculation of damages.

Subsequently, the trial judge issued a very brief order in which the requests for reconsideration were simply denied with no explanation offered.

The Company promptly appealed the decision to the Tennessee Court of Appeals which is seated in Nashville TN. Briefs have been filed and oral arguments have been heard but no ruling has yet been made.

The Company appealed the trial court's decision based on errors the Company and its counsel believe the trial court made. Included in those errors asserted in the appeal are a) the court's disregard of the "good faith business judgment rule" applicable to all Delaware corporations and b) the mathematical error made by the court in the determination of the amount of damages awarded. Correction of the mathematical error would reduce the amount of the damages awarded from approximately $985,000 to approximately $663,000.

What Management Believes About This Case
Management believes that the facts in this case clearly show that the Company met, if not exceeded, its contractual obligation of best efforts in pursuing the registration of the shares at issue through its request for the S-3 waiver and six separate S-1 filings with the SEC. Management believes that the measure of best efforts is "efforts" and not the results a theoretically similarly situated company could have achieved. Nonetheless, management believes that a similarly situated company would have achieved no better results.

Management believes that the judge inappropriately and simply disregarded the responsibility and fiduciary duty of the Company to balance the desires of one shareholder or group of shareholders against the good of the entire Company and its entire shareholder base. To disregard the Company's inherent responsibility to maintain such a balance is to disregard the clear language of the "best efforts" contract.

Given the facts in this case, including the facts surrounding the trial, the trial court, the venue, the disregard by the court of pertinent points of law, the obvious mathematical error made by the court in the calculation of judgment and the court's refusal to articulate its rationale upon our request for reconsideration, management seriously questions the impact of the trial venue on the outcome in this case.

Contrary to what might appear "normal," management believes that its chances of prevailing at the appellate level are in fact higher and not lower than its chances at the trial court level. Thus in management's view, the findings of the trial court must be given no more weight than any other "assessment" as that term is used in and contemplated by FAS #5.

Applicable Accounting Literature - SFAS No. 5 "Accounting for Contingencies"

We believe SFAS No. 5 "Accounting for Contingencies" provides the applicable accounting guidance for this matter.

FAS5, Par. 8 provides the central point of guidance for assessing whether to record an estimated loss from a loss contingency:

         "8. An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

         a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. [fn 4] It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.
         b.       The amount of loss can be reasonably estimated."

         [emphasis added]

FAS5, Par. 3 provides three categories of probability into which contingencies can be categorized:

         "...This Statement uses the terms probable, reasonably possible, and remote to identify three areas within that range, as follows:

         a.       Probable. The future event or events are likely to occur.
         b.       Reasonably possible. The chance of the future event or events occurring is more than remote but less than likely.
         c.       Remote. The chance of the future event or events occurring is slight.

Appendix A EXAMPLES OF APPLICATION OF THIS STATEMENT provides more detailed guidance for companies to use in assessing probability:

Litigation, Claims, and Assessments
FAS5, Par. 33 states:

         33. The following factors, among others, must be considered in determining whether accrual and/or disclosure is required with respect to pending or threatened litigation and actual or possible claims and assessments:

         a. The period in which the underlying cause (i.e., the cause for action) of the pending or threatened litigation or of the actual or possible claim or assessment occurred.
         b. The degree of probability of an unfavorable outcome.
         c. The ability to make a reasonable estimate of the amount of loss.

         [emphasis added]

FAS5, Par. 36 provides the most detailed guidance on how to make the assessment of probability of loss:

         36. If the underlying cause of the litigation, claim, or assessment is an event occurring before the date of an enterprise's financial statements, the probability of an outcome unfavorable to the enterprise must be assessed to determine whether the condition in paragraph 8(a) is met. Among the factors that should be considered are the nature of the litigation, claim, or assessment, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, the experience of the enterprise in similar cases, the experience of other enterprises, and any decision of the enterprise's management as to how the enterprise intends to respond to the lawsuit, claim, or assessment (for example, a decision to contest the case vigorously or a decision to seek an out-of-court settlement). The fact that legal counsel is unable to express an opinion that the outcome will be favorable to the enterprise should not necessarily be interpreted to mean that the condition for accrual of a loss in paragraph 8(a) is met.

         [emphasis added]

Management Commentary on the Application of Paragraph 36

         We believe paragraph 36 provides the clearest guidance for the assessment of probability in litigation, claims and assessments. We match the facts and the guidance of paragraph 36 as follows:

         "...the nature of the litigation..."
         As described in the Case Facts section above, this is a "best efforts" case. By definition this is judgmental in nature and subject to different interpretations by different people.

         "...the progress of the case..."
         As described in the Case Facts section above, management will only be satisfied when a ruling has been issued following a full and fair hearing in a venue other than Williamson County Court in Franklin, TN. Thus, in our view, the process of adjudication has not yet been completed.

         "...the opinions of legal counsel..."
         The Company's legal counsel has clearly and specifically stated that in counsel's opinion loss at the appellate level is not probable.

         Also attached hereto is a memorandum prepared by legal counsel regarding this matter.

          "...any decision of the enterprise's management as to how the enterprise intends to respond to the lawsuit ...for example, a decision to contest the case vigorously..."
         Management has decided to contest the case "vigorously" and as described in Case Facts above is doing so.

FAS5, Par. 37 provides additional clarification and leads us directly to the conclusion we have reached regarding this case:

         "37. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate. The degree of probability of an unfavorable outcome must be assessed. The condition for accrual in paragraph 8(a) would be met if an unfavorable outcome is determined to be probable. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required by paragraph 10 of this Statement."

Management's Conclusion

The standard established by FAS #5 is clear. The standard is not whether it is probable that we will win, but whether it is probable that we will ultimately lose and ultimately incur a liability. The combination of the facts and circumstances in this case and the clear and incontrovertible wording of FAS #5 as articulated in paragraph 8, and spelled out in paragraph 36, lead management to its conclusion: that it is not "probable" that a liability has been incurred. We can find no basis for any other conclusion in FAS #5 or anywhere else in U.S. accounting literature.

Thus we reach the final sentence of FAS #5 Paragraph 37 which states "If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required by paragraph 10 of this Statement." Thus management concludes that it would be "inappropriate" to accrue a loss on this matter.

SEC Comment #6:

We note that you have a receivable from a broker that is in Chapter 7 bankruptcy proceedings. Please tell us why you have not written off the entire accounts receivable balance.

Management's Response to SEC Comment #6.

Refer to our discussion captioned "Sale of Adult Day Care Segment and Implications on Disclosures" at the beginning of this letter. The subject receivable is related to ADC segment operations.

CTG Transportation Receivable

In Substance a State Receivable
In the Company's view, this has always been in substance, if not in form, a receivable from the Commonwealth of Kentucky (the State). There is substantial precedent in which the State has attempted these broker-type arrangements, and subsequently stepped in to make sub-contractors whole in situations where the arrangements failed. In our view, and as directly orally represented to us on numerous occasions by State employees as described below, we have looked to the State for the collectibility of this receivable and in making our estimates of the necessary allowance for uncollectible accounts.

State Involvement

In addition to the information previously reported in the financial statement notes, the CTG contract went into effect on July 1, 2002. Subsequent claims for transportation of the State's Medicaid patients were not paid according to the contract. On September 30, 2002, the Kentucky Transportation Cabinet, Office of Transportation Delivery, contacted Almost Family to discuss billing and payment activity regarding CTG. On that date, the Kentucky Transportation Cabinet also requested that the Company continue to transport the State's Medicaid patients. During October, 2002, the Kentucky Transportation Cabinet contacted Almost Family at least weekly to monitor the CTG situation. On October 30, the Company contacted the Director of the Office of Transportation Delivery, was informed the Cabinet was working on the problems and received indications that could only be interpreted as assurances that the State would ensure that providers would be reimbursed for transporting the State's Medicaid patients. Similar assertions have been made by the other affected providers (including the American Red Cross) who join the Company in its recovery actions as outlined below.

Precedence
In July 2000, the broker for a different Kentucky region lost its contract with the State. After the contract was terminated, the transportation broker filed for bankruptcy. The State legislature approved approximately $600,000 in the 2001 General Assembly to be paid to the transportation providers.

Avenues of Pursuit
The Company has four avenues of pursuit for the collection of these accounts receivable as follows:

1.  Appeal of Lower Court Ruling
The Company filed suit against the State of Kentucky in Franklin Circuit Court in early 2003 claiming the State knew or should have known that the broker contract was under-funded. The Company noted in its claim that the State sought a broker for contracting for over 2 years before awarding the contract to an un-experienced broker who established a new and under-capitalized legal entity for the sole purpose of entering into the contract. The broker entered bankruptcy less than 100 days after the inception of the contract period. Subsequently the State resumed performing the broker function itself (paying both before and after the CTG contract at higher rates) until almost 18 months later when it was able to attract another contracted broker, again at much higher funded rates. That broker has subsequently performed reasonably well and providers such as the Company have been paid substantially as expected.

The lower court dismissed the Company's claim against the State on the basis that the Company did not have privity of contract with the State and thus was not entitled to rely on the State's requests that we continue to transport Medicaid beneficiaries or on its repeated assurances that providers would be paid. The lower court in its opinion indicated that a) the same claim pursued by the contracting broker (in bankruptcy) would not be subject to dismissal due to lack of contractual privity and b) the Company could seek relief in the State's "Board of Claims". At the time the financial statements were prepared, the Company's appeal of the lower court ruling was pending in the State Supreme Court.

2.  Broker's Pursuit of Claims Against the State
The Broker's ability to make the claims against the State outlined in Avenue 1, above is an asset of the bankruptcy estate. The Company and the other affected providers represent a substantial majority of creditors' claims against the estate. On June 29, 2004 the bankruptcy estate filed a nearly identical claim against the State in U.S. Bankruptcy Court. That claim is pending trial. If successful in its pursuit of this claim, the bankruptcy estate is expected to be able to make at least partial payment of its liabilities.

3.  Pursuit in the State "Board of Claims"
The Commonwealth of Kentucky has a long-established "Board of Claims" for the resolution of certain disputes against the State. As explained above, in its ruling dismissing the Company's case, the lower court indicated that such a claim could be pursued in the Board of Claims; such a claim would be limited to $200,000 in damages. Again following advice of counsel, the Company deferred filing in the Board of Claims until the rulings in one or both of the court cases above are known. If the Company is unsuccessful in both the court cases described above, it expects that it will file such a claim with the Board of Claims.

4.  Possible Political Resolution
As explained above, there is specific precedence for the settlement of provider claims by action of the state legislature. Additionally, the State Department of Transportation has a special fund set aside for settlement of claims against it. Although at the time of the Company's original suit that fund was depleted, it has subsequently been replenished. The Company is continuing lobbying and other efforts to pursue political resolution and collection of the balance. Especially relevant in this regard is the Company's interaction with the State during the matter and the implied assurance the Company would be paid for the services it was required to provide.

Based on the facts and on discussions with legal counsel, the Company believes that one or more of the above avenues of pursuit will ultimately be successful. The Company has a total outstanding receivable of approximately $535,000 against which it has established and reported a reserve of $106,000, primarily for the legal costs of collecting the receivable. Should it become evident in the future that a negative outcome is probable, the Company will at that time record an additional provision for uncollectible accounts.

As such, the Company sees this asset as a valid receivable from the Commonwealth of Kentucky through CTG for necessary services rendered by the Company. Under the relevant revenue recognition rules, the Company established what it believed to be the necessary allowance against the asset.

2005 Changes in Facts and Circumstances in CTG Case
The discussion above documents support and rationale for the Company's accounting as of December 31, 2004. Subsequently, two significant updates occurred, both in the quarter ending September 30, 2005 which will impact the Company's accounting for this receivable.

1.   Ruling of Kentucky Supreme Court
     On August 17, 2005, the Company was informed that the Kentucky Supreme Court has denied the Company's appeal for discretionary review of the lower courts' ruling. This effectively terminates the viability of recovery under avenue #1 described above.

2.   Sale of ADC Segment
     As described in the opening comments of this response letter, on August 3, 2005, the Company entered into a definitive agreement to sell its ADC segment. Following the sale, the Company will retain ownership of the CTG receivable. However, because the Company will no longer be a provider of medical transportation services to Kentucky Medicaid patients, it expects to lose a substantial portion of the political leverage it would otherwise have been able to bring to bear to effect a political solution to this issue.

Applicable Accounting Literature
The accounting for any changes in facts and circumstances is covered by APB Opinion #20 as follows:

         APB20, Par. 31
         "31. The Board concludes that the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.
          A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

         9[This footnote has been deleted.  See Status page.] "

Accounting for 2005 Changes in Facts and Circumstances in CTG Case
The Company is currently in discussions with its legal counsel concerning the appropriate accounting for the CTG receivable in light of these new developments. The Company anticipates that it will, in its financial statements for the quarter ended September 30, 2005, record as a change in estimate, a provision for all or a portion of the remaining net receivable as a result of these 2005 developments.


Requested Acknowledgement
Almost Family, Inc. acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me at 502-891-1000.

                                    Sincerely,


                                    /s/ C. Steven Guenthner
                                    -----------------------
                                    C. Steven Guenthner
                                    Sr. Vice President &
                                     Chief Financial Officer

                                                                 Attachment


                             FROST BROWN TODD LLC.
                       400 West Market Street, 32nd Floor
                              Louisville, KY 40202
                                 (502) 589-5400

                      KENTUCKY OHIO INDIANA TENNESSEE

                                Sheryl G. Snyder
                                 (502) 568-0247
                               SSNYDER@FBTLAW.COM

                                September 8, 2005

C. Steven Guenthner
Sr. Vice President & Chief Financial Officer
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
Louisville, Kentucky  40223

Dear Steve:

         You have requested that we provide you with information supplement-ing our August 4, 2005, letter to Ernst & Young LLP in which we described the status of Franklin Capital Associates LP v. Almost Family, Inc. f/k/a Caretenders Health Corp., Tennessee Court of Appeals Case No.
M2003-02191-COA-R3-CV (hereinafter "the Franklin Capital Case").

         As with the August 4, 2005, letter to Ernst & Young, this letter is limited by, and prepared in accordance with, the ABA Statement of Policy Regarding Lawyers' Responses to Auditors' Request for Information (December
1975) (hereinafter the "ABA Statement of Policy"). Without limiting the generality of the foregoing, limitations set forth in the ABA Statement of Policy on the scope and use of this response (paragraphs 2 and 7) are specifically incorporated in this letter by this reference, and any description herein of any "loss contingency" associated with the Franklin Capital Case is qualified in its entirety by paragraph 5 of the ABA Statement of Policy (including its definition of terms), and the accompanying commentary, which is an integral part of the ABA Statement of Policy.

         As set forth in the August 4, 2005 letter to Ernst & Young, the Franklin Capital Case is a sequel to a case Franklin Capital filed against the Company in 1994 in the same court, but before a different judge. In the prior case, we had managed to force attorneys for Franklin Capital to produce to us in the middle of trial their own internal research memoranda prepared for their expert witness in which they conceded that the business judgment rule is a factor in determining whether a party has exercised best efforts as required by an applicable best efforts contractual clause. Upon the revelation of that information, Franklin Capital voluntarily dismissed the lawsuit and, after the passage of some time, refiled the lawsuit as the present Franklin Capital Case. In the second lawsuit, we drew a different trial judge than the judge who had presided over the prior litigation.

         In the present Franklin Capital Case, the complaint alleged: (1) that the Company breached its Stockholders Agreement with Franklin which required the Company to use its "best efforts" to register the shares issued to Franklin as a result of a merger "as expeditiously as possible" on SEC Form S-3; (2) that the Company fraudulently induced Franklin to enter into the Stockholders Agreement by making knowing and reckless false representations concerning the registration of the shares; and (3) that the Company negligently misrepresented its management's ability to register Franklin's shares "as expeditiously as possible" by use of SEC Form S-3.

         The case was tried to the judge, without a jury, on February 5-7, 2003. On April 2003, the Court issued a Memorandum Opinion. The Court found in favor of Franklin Capital with respect to the breach of the "best efforts" contractual clause, setting compensatory damages in the amount of $984,970 for the benefit of Franklin. The Court dismissed Franklin's fraud claims as barred by the applicable statute of limitation, and did not award any punitive damages. Franklin has not appealed those rulings. The Court also denied Franklin Capital's motion for prejudgment interest, but awarded Franklin its litigation costs of $14,790.55. Franklin has appealed the denial of prejudgment interest.

         The Company filed a Notice of Appeal. The Tennessee Court of Appeals in Nashville heard oral argument on the appeal in February, 2005, but has not yet rendered an opinion.

         The primary issue in the Company's appeal is that the trial court applied the wrong standard of law in determining whether the Company had exercised best efforts in pursuing registration of the shares issued to Franklin Capital in the merger. In some jurisdictions, "best efforts clauses" are deemed too illusory to be enforceable as contractual obligations. The majority rule, however, is that judicial review of a company's performance of a best efforts clause is reviewed under a good faith business judgment standard, which accounts for the experience and subjective intent of management when allocating corporate resources between its fiduciary duty to all its shareholders and its contractual obligation under a best efforts clause. The trial court did not find that the Company acted in bad faith. In fact, Franklin Capital's expert witness stipulated that he had no position on whether the Company acted in good faith. Instead, the trial court relied upon the expert witness's legal conclusion that the court should review the Company's efforts under an objective standard which ignores management's good faith decisions, and measures its performance by comparing it with that of "the management of a prudent applicant who was required to file a registration statement as promptly and efficiently as was reasonably possible under the circumstances." (Record on Appeal pages 1296-1307). In our view, that was reversible error.

         Consequently, the issue which we presented to the Tennessee Court of Appeals is not a finding of fact which requires deference by the appellate court to the trial court's decision, but is a question of law which is reviewed de novo by the Court of Appeals.

         The second issue on appeal is whether the trial court selected the wrong measure of damages, and the trial court's misapplication of the measure of damages it selected. The trial court awarded Franklin Capital the measure of damages applicable to the tort of conversion, rather than the breach of contract measure of damages, which is the per share price at the market average over a reasonable period of time. Applying the tort, rather than contract, measure of damages, the trial court fixed the per share price at its all time high price achieved one time on a single day. The Company contends this was reversible error and that if the appellate court applies the correct measure of damages the only evidence in the record concerning market average is the average proffered by the Company's expert witness.

         Further, the trial court misapplied the conversion measure of damages. The trial court found as a fact that Franklin Capital would be forced to accept at least a 25% per share discount from the quoted prices in order to sell such a large block of shares in a single transaction. Rather than applying that discount to the per share price of the shares, the trial court applied the discount to the net difference between the proceeds of the hypothetical sale of all the shares and Franklin's actual sales proceeds. If one corrects the trial court's calculation of damages to account for this mistake, the damages are reduced from $984,970 to $663,338.29.

         The foregoing describes "the progress of the case" as suggested by FAS 5 Par.36.

          FAS 5 Par.8a states that a condition to an accrual by a charge to income for a loss contingency is "that it must be probable that one or more future events will occur confirming the fact of the loss." In our opinion, it is not "probable" that the Company will lose this appeal and it is therefore not "probable" that the Company will ultimately incur a loss from the contingency of this pending litigation.

         Should you, or the auditors, need additional information, we would be pleased to supply it to you consistently with the ABA Statement of Policy.

                                                     Sincerely,

                                                      Frost Brown Todd LLC


                                                      /s/ Sheryl G. Snyder
                                                      -------------------------
                                                      Sheryl G. Snyder
                                                      Member of the Firm

SGS/mep

cc:      James A. Giesel